UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

BakBone Software Incorporated

(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 500, San Diego, CA 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

By	/s/ KEITH RICKARD
Title: President and Chief Executive Officer

Date: November 6, 2003

Q2
data
scalability
flexibility
protection
restore
recovery
flexibility
growth

BakBone SOFTWARE

SECOND QUARTER REPORT FISCAL 2004
THREE MONTHS ENDED SEPTEMBER 30

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains forward-looking statements that involve risks, uncertainties, assumptions and other factors, which, if they do not materialize or prove correct, could cause our results to differ materially from historical results, or those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “planned,” “expects,” “believes,” “strategy,” “opportunity,” “anticipates,” and similar words. These statements may include, among others, plans, strategies and objectives of management for future operations; any statements regarding proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief; and any statements of assumptions underlying any of the foregoing. The potential risks and uncertainties may include, but are not limited to, competition in our target markets; potential capital needs; management of future growth and expansion; risk of third-party claims of infringement; protection of proprietary information, customer acceptance of the company’s products and fee structures; the success of our brand development efforts; risks associated with strategic alliances; reliance on distribution channels; product concentration; need to develop new and enhanced products; potential product defects; our ability to hire and retain qualified employees and key management personnel; and risks associated with changes in domestic and international market conditions and the entry into and development of international markets for the company’s products. Our forward-looking statements should be considered in the context of these and other risk factors disclosed in this report. All future written and oral forward-looking statements made by us or on our behalf are also subject to these factors. BakBone assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in this report and the audited consolidated financial statements and accompanying notes included in our Annual Report for the year ended March 31, 2003. All amounts are expressed in United States dollars unless otherwise noted.

Overview

BakBone Software Incorporated (the Company or BakBone) is an international data recovery solution provider that develops and distributes data backup, restore, and disaster recovery software for network storage and open systems environments worldwide. Our corporate headquarters are located in San Diego, California. This facility houses executive management, as well as sales, marketing, customer support and administrative departments. We maintain offices in Tokyo, Japan and Poole, Dorset, United Kingdom, whose primary activities surround the sales, marketing and administrative functions for the Pacific Rim and EMEA (Europe, Middle East and Africa) regions, respectively. In addition, our United Kingdom and San Diego offices include engineering personnel responsible for the development effort of our NetVault core and NetVault Application Plug-in Module (APM) software products, respectively.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in Note 16 to the audited consolidated financial statements contained in our Annual Information Form for the year ended March 31, 2003.

The preparation of our financial statements requires BakBone to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BakBone evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation allowance for deferred tax assets and valuation of goodwill. BakBone bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there are several accounting policies that are critical to understanding our historical and future performance. These policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These significant accounting policies are:

•	revenue recognition;

•	allowance for doubtful accounts;

•	valuation allowance for deferred tax assets; and

•	valuation of goodwill.

These policies, and our procedures related to these policies, are described below.

Revenue recognition

We recognize software license revenue upon delivery, provided all significant obligations have been met, persuasive evidence of an arrangement exists, fees are fixed and determinable, collections are probable, and we are not involved in significant production, customization, or modification of the software or services that are essential to the functionality of the software.

If the arrangement involves significant production, customization, or modification of software or services essential to the functionality of the software, the revenue is generally recognized under contract accounting using either the completed contract or percentage complete method of contract accounting. For arrangements that contain inherent risks related to the preparation of project cost estimates, we generally utilize the completed contract method of revenue recognition. In arrangements for which the inherent risks do not exist or are sufficiently mitigated, we generally utilize the percentage complete method of revenue recognition.

We often license software in multiple element arrangements in which a customer purchases a combination of software, post-contractual support (PCS) and/or professional services. PCS includes rights to unspecified upgrades and enhancements, and telephone support. Professional services relate to implementation services and training. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. We determine VSOE of fair value of PCS based on renewal rates for the same term PCS.

In a multiple element arrangement whereby VSOE of fair value exists for all undelivered elements but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method. Under the residual method, the fair value of undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming delivery has occurred and collectibility is probable. Revenue allocated to PCS is recognized ratably over the contractual term, which is generally one year.

We have standard payment terms, which we offer to all of our customers, and we do not generally offer any extended payment terms. In addition, our sales agreements do not contain stock balancing rotation rights.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in a provision for bad debt expense. We determine the adequacy of this allowance by evaluating individual customer accounts receivable, considering the customer’s financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation allowance for deferred tax assets

In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event that actual results differ from our estimates or we adjust our estimates in future periods, we may need to reduce our valuation allowance, which could materially impact our financial position and results of operations.

Valuation of goodwill

We have recorded goodwill in connection with the acquisitions we have completed in prior periods. In accordance with the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, Goodwill and Other Intangible Assets (CICA Section 3062) we review our goodwill for impairment during the first quarter of each fiscal year or when an event or a change in facts and circumstances indicates the fair value of a reporting unit may be below its carrying amount. Events or changes in facts and circumstances that we consider as impairment indicators include the following:

•	significant underperformance of our business relative to expected operating results;

•	significant adverse economic and industry trends;

•	significant decline in stock price;

•	significant decline in revenues; and

•	expectations that a reporting unit will be sold or otherwise disposed.

The annual goodwill impairment test consists of a two-step process as follows:

Step 1.    We compare the fair value of each reporting unit to its carrying amount, including the existing goodwill. If the carrying amount of each reporting unit exceeds its fair value, an indication exists that each reporting unit’s goodwill may be impaired and we then perform the second step of the impairment test. If the fair value of each reporting unit exceeds its carrying amount, no further analysis is required.

Step 2.    We compare the implied fair value of each reporting unit’s goodwill, determined by allocating each reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of each reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

Results of Operations

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

Revenues

Revenues increased 62%, to $6.5 million for the three months ended September 30, 2003, from $4.0 million for the three months ended September 30, 2002. Revenues for the three months ended September 30, 2003 consisted of $5.2 million in licensing revenues and $1.3 million in service revenues, compared to revenues for the three months ended September 30, 2002, which consisted of $3.3 million in licensing revenues and $695,000 in service revenues. In November 2002, we decided to “end of life” the MagnaVault product line, effective January 1, 2003. During the three months ended September 30, 2003, we entered into several MagnaVault license arrangements due to customer demand for the product. The three months ended September 30, 2003 included MagnaVault licensing and service revenues of $330,000 and $61,000, respectively. During the three months ended September 30, 2002, MagnaVault licensing revenues were $140,000 and service revenues approximated $138,000. We do not expect to generate a consistent and material revenue stream from this product line in the future.

Licensing Revenues

Our products are sold almost exclusively through our channel partners, value added resellers (VARs), value added distributors (VADs) and original equipment manufacturers (OEMs), in three geographic segments: North America, the Pacific Rim and EMEA. During the three months ended September 30, 2003, licensing revenue growth was driven primarily by our reseller channel. We also continued to generate significant OEM licensing revenues through NCR and also recognized licensing revenues from two additional OEM partners: Sony Electronics (Sony) and Network Appliance.

In North America, licensing revenues for the three months ended September 30, 2003 increased 65% to $1.7 million, from $1.0 million for the three months ended September 30, 2002. Licensing revenues growth in North America was driven by both the reseller and OEM channels. The establishment of new reseller relationships and the leveraging of existing reseller relationships led the growth in licensing revenues during the three months ended September 30, 2003. We also continued to generate OEM licensing revenues through our OEM relationships with NCR, Sony and Network Appliance.

In the Pacific Rim, licensing revenues for the three months ended September 30, 2003 increased 50% to $2.3 million, from $1.5 million for the three months ended September 30, 2002. The Pacific Rim grew licensing revenues primarily through the reseller channel; however, OEM licensing revenues also increased during the three months ended September 30, 2003. During fiscal 2003, the Pacific Rim expanded its business operations into new territories, including China and Korea. The prior year’s expansion contributed to the increase in reseller-based licensing revenues for the three months ended September 30, 2003. Our worldwide relationships with NCR and Sony produced the growth in OEM licensing revenues.

In EMEA, licensing revenues for the three months ended September 30, 2003 increased 56% to $1.2 million, from $750,000 for the three months ended September 30, 2002. Similar to North America and the Pacific Rim, EMEA grew licensing revenues through both the reseller and OEM channels. Increased sales to existing resellers, supplemented by sales to new resellers, contributed to licensing revenues growth. Furthermore, licensing revenues increased due to the recent expansion of our operations in EMEA. The growth in OEM licensing revenues was due to the strength of our worldwide relationship with NCR, who accounted for a majority of EMEA’s OEM licensing revenues during the three months ended September 30, 2003.

Service Revenues

Service revenues consist principally of maintenance revenues derived from the sale of customer support contracts. These contract fees generally approximate 20% of the licensing fee. Revenues from customer support contracts are deferred and amortized on a straight-line basis over the life of the contract, which is generally one year.

In North America, service revenues for the three months ended September 30, 2003 increased 101% to $758,000, from $377,000 for the three months ended September 30, 2002. In the Pacific Rim, service revenues for the three months ended September 30, 2003 grew 67% to $294,000, from $176,000, for the three months ended September 30, 2002. In EMEA, service revenues for the three months ended September 30, 2003 increased

85% to $263,000, from $142,000 for the three months ended September 30, 2002. The worldwide growth in service revenues is directly related to increased licensing revenues from sales to new customers and to maintenance contract renewals from existing customers.

Cost of Revenues

Cost of revenues for the three months ended September 30, 2003 totaled $683,000 with a gross margin of 90%, compared with cost of revenues of $390,000 with a gross margin of 90% for the three months ended September 30, 2002. These costs consisted of the direct cost of providing customer support, including salary and benefits of staff working in our customer support departments, as well as associated costs of computer equipment, telephone and other general costs necessary to maintain support for our end users. Also included in cost of revenues are third party software license royalties and the direct costs of raw materials and packaging for products shipped to customers. The direct costs of raw materials and packaging are nominal as products shipped to customers consist of a CD, manual, printed box and other media. Product costs for these items individually and in aggregate are minimal and we have little risk of inventory obsolescence due to the small quantities of these items needed to fill our customers’ orders and the short lead time to acquire additional materials. Raw material purchases are held in inventory until the sale of the related software product at which time the cost per unit sold is released to cost of revenues.

The increase in cost of revenues in absolute dollars was due primarily to the overall increase in sales volume. Gross margin remained consistent between the three months ended September 30, 2003 and 2002, as increased customer support and raw materials costs were offset by a proportionate increase in total revenues.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll, commission, marketing, and travel costs for our worldwide sales staff. Sales and marketing expenses increased $613,000, or 21%, to $3.5 million for the three months ended September 30, 2003, from $2.9 million for the three months ended September 30, 2002. The increase was attributed primarily to increases in headcount and performance-based payments, which consisted principally of commissions and bonuses. We added headcount primarily in the Pacific Rim and EMEA, as we expanded our operations in those regions. The increase in performance-based payments was a direct function of revenue growth during the three months ended September 30, 2003.

Sales and marketing expenses as a percentage of total revenues for the three months ended September 30, 2003 decreased to 54%, from 72% for the three months ended September 30, 2002. The decrease was due primarily to the increase in total revenues.

Research and Development Expenses

Research and development expenses consist primarily of salary and related costs for our worldwide engineering staff. Research and development expenses decreased $264,000, or 20%, to $1.1 million for the three months ended September 30, 2003, from $1.3 million for the three months ended September 30, 2002. The overall decrease was due primarily to a reduction in headcount surrounding the November 2002 decision to “end of life” the MagnaVault product line. We have made recent research and development hires; however, research and development headcount as of September 30, 2002 still exceeded that as of September 30, 2003.

Research and development expenses as a percentage of total revenues for the three months ended September 30, 2003 decreased to 17%, from 33% for the three months ended September 30, 2002. The decrease was due to the combination of an increase in total revenues and a decrease in salary-related expenses.

General and Administrative Expenses

General and administrative expenses include salaries and benefits for our corporate personnel and other expenses, such as facilities costs and professional services. General and administrative expenses decreased $421,000, or 29%, to $1.0 million for the three months ended September 30, 2003, from $1.4 million for the three months ended September 30, 2002. The decrease in general and administrative expenses relates mainly to the decrease in professional services costs. Most notably, we incurred significant, non-recurring legal and accounting costs in conjunction with the rearrangement of our corporate structure in which we reduced the number of subsidiaries from seven to four during the three months ended September 30, 2002. Cost reductions were also realized during the three months ended September 30, 2003 from the termination of a consulting agreement in the fourth quarter of fiscal 2003.

General and administrative expenses as a percentage of total revenues for the three months ended September 30, 2003 decreased to 16%, from 36% for the three months ended September 30, 2002. The decrease was due to the combination of an increase in total revenues and a decrease in professional service costs.

Stock-based Compensation

Effective April 1, 2002, we adopted the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, under which we are required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and all direct awards of stock to employees. We continue to use settlement date accounting to account for employee stock options.

During the three months ended September 30, 2002, we reversed $70,000 in previously recognized stock-based compensation expense in connection with the issuance of warrants to non-employees for services they rendered to us. The warrants were accounted for under the provisions of variable accounting, whereby stock-based compensation expense is adjusted for changes in stock price during the related service period. There was no such activity during the three months ended September 30, 2003.

Provision for income taxes

During the three months ended September 30, 2003 and 2002, we recorded provisions for income taxes of $55,000 and $24,000, respectively. During the three months ended September 30, 2003 and 2002, certain transactions between our foreign subsidiaries triggered tax liabilities in the respective jurisdictions in which we do business.

Six Months Ended September 30, 2003 Compared to Six Months Ended September 30, 2002

Revenues

Revenues increased 86%, to $14.2 million for the six months ended September 30, 2003, from $7.7 million for the six months ended September 30, 2002. Revenues for the six months ended September 30, 2003 consisted of $11.9 million in licensing revenues and $2.3 million in service revenues, compared to revenues for the six months ended September 30, 2002, which consisted of $6.4 million in licensing revenues and $1.3 million in service revenues. In November 2002, we decided to “end of life” the MagnaVault product line, effective January 1, 2003. During the six months ended September 30, 2003, we entered into several MagnaVault license arrangements due to customer demand for the product. The six months ended September 30, 2003 included MagnaVault licensing and service revenues of $349,000 and $155,000, respectively. During the six months ended September 30, 2002, MagnaVault licensing revenues were $304,000 and service revenues approximated $276,000. We do not expect to generate a consistent and material revenue stream from this product line in the future.

Licensing Revenues

Licensing revenues growth worldwide was driven by both the OEM and reseller sales channels. During the six months ended September 30, 2003, we generated significant OEM licensing revenues through Sony and NCR, and also recognized licensing revenues from an additional OEM partner: Network Appliance. Our relationships with existing resellers and the establishment of new reseller relationships led to significant licensing revenues growth through our reseller channel. Furthermore, we continued the expansion of our business into new regions, primarily within the Pacific Rim and EMEA, which led to licensing revenues growth.

In North America, licensing revenues for the six months ended September 30, 2003 increased 149% to $5.8 million, from $2.3 million for the six months ended September 30, 2002. Licensing revenues growth in North America was driven by both the OEM and reseller channels. We recognized $2.1 million in one-time licensing revenues during the six months ended September 30, 2003 related to the arrangement signed with Sony in the fourth quarter of fiscal 2003. Based on the terms of this arrangement, the recognition of revenue was deferred in fiscal 2003 pending completion of certain contract deliverables. Furthermore, the increase in OEM licensing revenues was supplemented by additional Sony license sales, continued license sales to NCR and initial license sales to Network Appliance. During the six months ended September 30, 2003, we also continued to establish new reseller relationships, while leveraging existing relationships, to grow revenues through the reseller channel.

In the Pacific Rim, licensing revenues for the six months ended September 30, 2003 increased 37% to $3.8 million, from $2.8 million for the six months ended September 30, 2002. The Pacific Rim grew licensing revenues primarily through the reseller channel, although OEM licensing revenues also increased, albeit to a lesser extent. During fiscal 2003, the Pacific Rim expanded its business operations into new territories, including China and Korea. This prior year expansion contributed to the increase in licensing revenues for the six months ended September 30, 2003.

In EMEA, licensing revenues for the six months ended September 30, 2003 increased 80% to $2.3 million, from $1.3 for the six months ended September 30, 2002. Similar to the Pacific Rim, EMEA grew licensing revenues primarily through the reseller channels, although OEM licensing revenues also increased. Increased sales to existing resellers, supplemented by sales to new resellers, helped to drive licensing revenues higher. Furthermore, licensing revenues increased due to the geographic expansion of our operations in EMEA. The growth in OEM licensing revenues was due to the strength of our worldwide relationship with NCR, who accounted for a majority of EMEA’s OEM licensing revenues during the six months ended September 30, 2003.

Service Revenues

In North America, service revenues for the six months ended September 30, 2003 increased 86% to $1.3 million, from $703,000 for the six months ended September 30, 2002. In the Pacific Rim, service revenues for the six months ended September 30, 2003 grew 71% to $530,000, from $310,000 for the six months ended September 30, 2002. In EMEA, service revenues for the six months ended September 30, 2003 increased 89% to $478,000, from $253,000 for the six months ended September 30, 2002. The worldwide growth in service revenues is directly related to increased licensing revenues from sales to new customers and to maintenance contract renewals from existing customers.

Cost of Revenues

Cost of revenues for the six months ended September 30, 2003 totaled $1.5 million with a gross margin of 90%, compared with cost of revenues of $711,000 with a gross margin of 91% for the six months ended September 30, 2002. These costs consisted of the direct cost of providing customer support, including salary and benefits of staff working in our customer support departments, as well as associated costs of computer equipment, telephone and other general costs necessary to maintain support for our end users. Also included in cost of revenues are third party software license royalties and the direct costs of raw materials and packaging for products shipped to customers.

The increase in cost of revenues in absolute dollars was due to the overall increase in sales volume and to third party software license royalties associated with the Sony arrangement. During the six months ended September 30, 2003, we paid approximately $246,000 in third party software license royalties. Software license royalties paid to third parties during the six months ended September 30, 2002 were immaterial.

Sales and Marketing Expenses

Sales and marketing expenses increased approximately $1.0 million, or 17%, to $7.1 million for the six months ended September 30, 2003, from $6.0 million for the six months ended September 30, 2002. The increase was attributed primarily to increases in headcount, commissions and bonuses, and marketing costs associated with the release of new products. Headcount increased primarily in the Pacific Rim and EMEA, as we expanded our operations in those regions. The increase in performance-based payments was a direct function of revenue growth during the six months ended September 30, 2003. The increase in sales and marketing expenses related to travel, advertising and promotional costs surrounding the introduction of new products, most notably NetVault 7.0, which was released during the first quarter of fiscal 2004.

Sales and marketing expenses as a percentage of total revenues for the six months ended September 30, 2003 decreased to 50%, from 79% for the six months ended September 30, 2002. The decrease was due primarily to the increase in total revenues.

Research and Development Expenses

Research and development expenses decreased $379,000, or 15%, to $2.2 million for the six months ended September 30, 2003, from $2.6 million for the six months ended September 30, 2002. The overall decrease was due primarily to a reduction in headcount surrounding the November 2002 decision to “end of life” the MagnaVault product line. We have made recent research and development hires; however, headcount in this area as of September 30, 2002 still exceeded that as of September 30, 2003.

Research and development expenses as a percentage of total revenues for the six months ended September 30, 2003 decreased to 16%, from 34% for the six months ended September 30, 2002. The decrease was due to the combination of an increase in total revenues and a decrease in salary-related expenses.

General and Administrative Expenses

General and administrative expenses decreased $299,000, or 11%, to $2.5 million for the six months ended September 30, 2003, from $2.8 million for the six months ended September 30, 2002. The decrease in general and administrative expenses relates mainly to the decrease in professional service expenses. During the six months ended September 30, 2002, we incurred significant, non-recurring legal and accounting costs in conjunction with the rearrangement of our corporate structure, through which we reduced the number of subsidiaries from seven to four. This decrease was offset partially by increased costs relating to corporate governance, public reporting, and insurance during the six months ended September 30, 2003. We incurred additional expense for compliance activities surrounding changing securities laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002.

General and administrative expenses as a percentage of total revenues for the six months ended September 30, 2003 decreased to 18%, from 37% for the six months ended September 30, 2002. The decrease was due primarily to the combination of an increase in total revenues and a decrease in professional service costs.

Stock-based Compensation

During the six months ended September 30, 2002, we recorded $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees for services they rendered to us. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the six months ended September 30, 2003. No such charges were incurred during the six months ended September 30, 2003.

Provision for income taxes

During the six months ended September 30, 2003 and 2002, we recorded provisions for income taxes of $183,000 and $46,000, respectively. During the six months ended September 30, 2003 and 2002, certain transactions between our foreign subsidiaries triggered tax liabilities of $131,000 and $46,000, respectively, in certain jurisdictions in which we do business. Furthermore, we recorded a provision for income taxes of $52,000 during the six months ended September 30, 2003 related to income generated during the period. Historically we have accumulated losses from operations, however, certain tax regulations limit the usage of tax loss carry-forwards to offset income earned.

Quarterly Results of Operations

The following tables present certain unaudited statement of operations data for each of our last eight fiscal quarters and the percentage relationship of certain items to total revenues for the respective periods. This unaudited data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Fiscal Quarter Ended
	2004		2003				2002
	Sep-03	Jun-03	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02	Dec-01
	(in thousands)
Revenues	$6,509	$7,714	$5,604	$4,932	$4,024	$3,630	$3,087	$2,869
Cost of revenues	683	796	534	405	390	321	326	324

Gross profit	5,826	6,918	5,070	4,527	3,634	3,309	2,761	2,545

Operating expenses:
Sales and marketing	3,506	3,563	3,068	3,025	2,893	3,139	2,733	2,596
Research and development	1,079	1,126	1,146	1,233	1,343	1,241	1,181	1,107
General and administrative	1,010	1,490	1,504	1,407	1,431	1,368	1,507	1,091
Stock-based compensation	—	—	—	—	(70)	396	—	—
Special charges	—	—	—	415	—	—	—	—

Total operating expenses	5,595	6,179	5,718	6,080	5,597	6,144	5,421	4,794

Operating income (loss)	231	739	(648)	(1,553)	(1,963)	(2,835)	(2,660)	(2,249)
Interest expense, net	(8)	(38)	(83)	(38)	(32)	(29)	(34)	(60)
Amortization of goodwill	—	—	—	—	—	—	(931)	(933)
Impairment of goodwill	—	—	(446)	(442)	—	—	(2,508)	—
Foreign exchange (loss) gain, net	(18)	(5)	(24)	(29)	(15)	9	95	(14)
Other (expense) income, net	(18)	—	(7)	(10)	(1)	(1)	(431)	4
Minority interest	—	—	—	—	—	—	12	42

Income (loss) before income taxes	187	696	(1,208)	(2,072)	(2,011)	(2,856)	(6,457)	(3,210)
Provision for income taxes	55	128	385	79	24	22	—	—

Net income (loss)	$132	$568	$(1,593)	$(2,151)	$(2,035)	$(2,878)	$(6,457)	$(3,210)

	Fiscal Quarter Ended
	2004		2003				2002
	Sep-03	Jun-03	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02	Dec-01
Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Gross profit	90%	90%	90%	92%	90%	91%	90%	89%
Operating expenses:
Sales and marketing	54%	46%	55%	61%	72%	86%	89%	90%
Research and development	17%	15%	20%	25%	33%	34%	38%	39%
General and administrative	16%	19%	27%	29%	36%	38%	49%	38%
Stock-based compensation	—	—	—	—	-2%	11%	—	—
Special charges	—	—	—	8%	—	—	—	—

Total operating expenses	87%	80%	102%	123%	139%	169%	176%	167%

Operating income (loss)	3%	10%	-12%	-31%	-49%	-78%	-86%	-78%
Interest expense, net	—	-1%	-2%	-1%	-1%	-1%	-1%	-2%
Amortization of goodwill	—	—	—	—	—	—	-30%	-33%
Impairment of goodwill	—	—	-8%	-9%	—	—	-81%	—
Foreign exchange (loss) gain, net	—	—	—	-1%	—	—	3%	—
Other (expense) income, net	—	—	—	—	—	—	-14%	—
Minority interest	—	—	—	—	—	—	—	1%

Income (loss) before income taxes	3%	9%	-22%	-42%	-50%	-79%	-209%	-112%
Provision for income taxes	1%	2%	7%	2%	1%	—	—	—

Net income (loss)	2%	7%	-29%	-44%	-51%	-79%	-209%	-112%

Liquidity and Capital Resources

We have financed our operations primarily through private placements and public offerings of equity instruments in the Provinces of British Columbia, Alberta and Ontario, Canada, and through private placements in Canada and the United States. Most recently, during the second quarter of fiscal 2004, we raised proceeds of approximately $14.3 million, net of approximately $1.4 million in offering costs paid during the second quarter of fiscal 2004, through the issuance of 22,000,000 Series A Convertible Preferred Shares (Preferred Shares) at CDN$1.00 per share. An additional $594,000 of offering costs, bringing the total offering costs paid and accrued to approximately $2.0 million, were accrued as of September 30, 2003 and will be paid during the third quarter of fiscal 2004.

As of September 30, 2003, we had cash and cash equivalents of $17.3 million compared to $5.0 million as of March 31, 2003, an increase of $12.3 million. Net cash provided by and used in operating activities for the three months ended September 30, 2003 and 2002 was $157,000 and $2.1 million, respectively. Cash provided by operating activities during the three months ended September 30, 2003 included $132,000 of net income combined with non-cash depreciation of $218,000. Operating activities that provided cash were a decrease in accounts receivable of $12,000 and an increase in deferred revenue of $459,000. Operating activities that contributed to the use of cash during the three months ended September 30, 2003 included increases in other assets of $82,000 and decreases in accounts payable and accrued liabilities of $212,000 and $370,000, respectively. Cash used in operating activities during the three months ended September 30, 2002 included a net loss of $2.0 million combined with a $70,000 reversal of non-cash stock-based compensation, which were partially offset by non-cash depreciation of $227,000. Operating activities that provided cash were a decrease in other assets of $73,000 and an increase in deferred revenue of $215,000. Operating activities that contributed to the use of cash during the three months ended September 30, 2003 included an increase in accounts receivable of $426,000 and decreases in accounts payable and accrued liabilities of $25,000 and $43,000, respectively. During the three months ended September 30, 2003 we generated positive operating cash flow, compared to the three months ended September 30, 2002 where we experienced an operating cash flow loss. The overall increase in cash provided by operations was due primarily to a significant increase in revenue combined with a consistent level of operating expenses.

Net cash used in operating activities for the six months ended September 30, 2003 and 2002 was $647,000 and $4.0 million, respectively. Cash used in operating activities during the six months ended September 30, 2003 resulted from net income and non-cash depreciation of $700,000 and $428,000, respectively. Operating activities that contributed to the use of cash during the six months ended September 30, 2003 included increases in accounts receivable of $368,000 and other assets of $104,000. Furthermore, decreases in accounts payable, accrued liabilities and deferred revenue of $176,000, $423,000 and $704,000, respectively, also contributed to the usage of cash during the six months ended September 30, 2003. Cash used in operating activities during the six months ended September 30, 2002 included a net loss of $4.9 million, which was partially offset by non-cash depreciation and stock-based compensation expenses of $449,000 and $326,000, respectively. Operating activities that contributed to the use of cash included increases in accounts receivable and other assets of $562,000 and $11,000, respectively. Operating activities that provided cash during the six months ended September 30, 2002 were increases in accounts payable, accrued liabilities and deferred revenue of $158,000, $130,000, and $388,000, respectively.

Net cash used in investing activities, which related primarily to the purchase of computer and network equipment, was $81,000 and $128,000 during the three months ended September 30, 2003 and 2002, respectively. Net cash used in investing activities during the six months ended September 30, 2003 and 2002 was $259,000 and $214,000, respectively, which also related primarily to the purchase of computer and network equipment.

Net cash provided by financing activities was $13.0 million and $90,000 during the three months ended September 30, 2003 and 2002, respectively. Cash provided by financing activities consisted of proceeds raised of $14.3 million, net of $1.4 million in issuance costs paid during the three months ended September 30, 2003, through the issuance of the Preferred Shares and $428,000 from the exercise of stock options and warrants. Cash used in financing activities consisted of $1.7 million for the payment of the outstanding principal balance on a term loan and $36,000 for payments on capital leases. As of September 30, 2003, the term loan had been paid in full and we had no further obligation under the term loan. Furthermore, approximately $194,000 and $400,000 in additional preferred financing offering costs were included in accounts payable and accrued liabilities, respectively, as of September 30, 2003 and will be paid during the third quarter of fiscal 2004. The three months ended September 30, 2002 experienced relatively little financing activity. Cash provided by financing activities included $128,000 from the exercise of options and warrants, and was offset partially by $38,000 in payments made on capital leases.

Net cash provided by financing activities was $13.0 million and $1.1 million during the six months ended September 30, 2003 and 2002, respectively. Cash provided by financing activities during the six months ended September 30, 2003 consisted of proceeds of $14.3 million, net of $1.4 million in issuance costs paid during the six months ended September 30, 2003, through the issuance of the Preferred Shares and $439,000 from the exercise of stock options and warrants. Cash used in financing activities consisted of $1.7 million for the payment of the outstanding principal balance on a term loan and $90,000 for payments on capital leases. Furthermore, approximately $194,000 and $400,000 in additional preferred financing offering costs were included in accounts payable and accrued liabilities, respectively, as of September 30, 2003 and will be paid during the third quarter of fiscal 2004. Cash provided by financing activities during the six months ended September 30, 2002 was $1.4 million, and related to the exercise of warrants and stock options. Cash used in financing activities during the six months ended September 30, 2002 included payments on capital leases of $84,000 and payments on a note payable of $187,000.

We currently expect to fund expenditures for capital requirements, as well as liquidity needs from a combination of available cash balances, internally generated funds and financing arrangements. We believe that cash and cash equivalents existing as of September 30, 2003 will be sufficient to meet our anticipated cash needs through the next twelve months. However, internally generated funds, when combined with proceeds received from the issuance of Preferred Shares, may not be sufficient to cover our liquidity requirements in future fiscal years, and in that case, we may be required to obtain additional credit facilities. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. Additionally, a decrease in demand for our products and services could adversely affect our business, which in turn, could adversely affect our ability to obtain access to new credit facilities in the future and could increase the cost of such facilities. We may also seek additional sources of funding, including the public or private issuance of equity instruments; however, there is no guarantee that such sources will be available in amounts or on terms acceptable to us, if available at all. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders.

Estimated future uses of cash in fiscal 2004 include capital expenditures for equipment of approximately $200,000.

At September 30, 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, special purpose, or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving on-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

Risk Factors

You should consider each of the following factors as well as the other information in this report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline. You should also refer to the other information set forth in this report, including our financial statements and the accompanying notes.

Competition in our target markets could reduce our sales on several fronts.

We have a number of competitors in our target markets. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development and we expect to face additional competition from these competitors in the future. Our existing and future competitors could introduce products with superior features, scalability and functionality at lower prices than our products. Our competitors could gain market share by bundling existing or new products with other more established products or by acquiring or forming strategic alliances with our other competitors. If our competitors are successful in gaining market share, our business, operating results, and financial condition could be adversely affected.

Our revenues will decline significantly if the market does not continue to accept our NetVault product.

We derive substantially all of our licensing revenues from our NetVault product. We currently expect to continue to derive substantially all of our revenues from this product. If the market does not continue to accept this product, our revenues will decline significantly, and this would negatively affect our operating results. Factors that may affect the market acceptance of our NetVault product include the performance, price and total cost of ownership of our product and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control.

We derive a significant amount of revenues from only a few customers.

We have derived, and believe we will continue to derive, a significant portion of our revenues from a limited number of customers. Most notably, one customer accounted for approximately 12% of consolidated revenues during both the three and six months ended September 30, 2003. Additionally, another customer accounted for approximately 17% of consolidated revenues for the six months ended September 30, 2003. Many of our key customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products. If any of our largest customers were to reduce purchases from us, our business would be adversely affected. In addition, we do not have contracts with our key customers that require such customers to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels. As a result, a significant reseller in one period may decide not to purchase our product in a subsequent period, which would have an adverse impact on our revenues.

Failure to manage our growth could adversely affect our business.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

•	improve our financial and management controls, reporting systems and procedures;

•	add and integrate new employees;

•	control expenses; and

•	integrate geographically dispersed operations.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. Any failure to manage our growth effectively could seriously harm our business and operating results.

Inability to protect our technologies could affect our ability to compete.

We may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products continue to overlap, we become increasingly susceptible to infringement claims, including patent, trademark and copyright infringement claims. In addition, past employers of former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these past employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping our product, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

Inability to protect our proprietary information will adversely affect our business.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under “shrink wrap” license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products have a short product life cycle.

Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products or to enhance existing products, we may not be able to achieve and sustain the level of sales required for success.

Our foreign operations and sales create unique challenges that could adversely affect our operating results.

An investment in our securities involves greater risk than an investment in many other businesses because we have significant operations outside of the United States, including engineering, sales and client services, and it is our intention to expand these international operations. As of September 30, 2003, we had 49 employees in EMEA and 37 employees in the Pacific Rim. Our foreign operations are subject to a number of risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	the impact of Severe Acute Respiratory Syndrome (SARS);

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•	unexpected domestic and international political or regulatory changes;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our product more expensive in those countries; and

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations.

In addition, our foreign sales are substantially denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

We rely on competing equipment manufacturers as a material source of revenues.

A portion of our revenues comes from OEMs that incorporate our storage management software into their hardware solution. Risks associated with OEM relationships include:

•	we have no control over the shipping dates or volumes of systems they ship;

•	they have no obligation to recommend or offer our software products;

•	they may generally have no minimum sales requirements and can terminate our relationship at any time or upon short notice;

•	they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

•	they could develop enhancements to and derivative products from our products; and

•	they could change their own base products, which could make it difficult for us to adapt our products to theirs.

Finally, our OEM customers compete with one another. If one of our OEM customers views the products we have developed for another OEM as competing with its products, it might decide to stop doing business with us, which could adversely affect our business and operating results.

Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance.

Our future success depends on our ability to address the rapidly changing needs of customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to develop software products and services for the SAN (Storage Area Network) market and the NAS (Network Attached Storage) market. Each of these markets is new and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets fails to materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our quarterly revenues may fluctuate significantly, which could cause the market price of our stock to be extremely volatile.

We may experience a shortfall in revenues in any given quarter in relation to our plans or investor expectations. Any such shortfall in revenues could cause the market price of our stock to fall substantially. Our revenues in general, and our licensing revenues in particular, are difficult to forecast and are likely to fluctuate significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. These factors include:

•	the timing and magnitude of sales through our OEM customers;

•	the introduction, timing and market acceptance of new products;

•	the rate of adoption of NAS and SAN technologies and the timing and magnitude of sales of our products and services for these markets;

•	the extent to which our customers renew maintenance contracts with us;

•	changes in our pricing policies and distribution terms; and

•	the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors.

You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenues in any given quarter, our efforts to reduce our operating expenses in response will likely lag behind the revenues shortfall. Therefore, any significant shortfall in revenues will likely have an immediate adverse effect on our operating results for that quarter.

Existing strategic alliances may be terminated and we may be unable to develop new relationships.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third-party suppliers, VARs, VADs, OEMs and other businesses integral to our future success. None of our channel partners or OEMs has any obligation to continue selling our products and any of them may terminate their relationship with us at any time. We cannot assure you that existing strategic alliances will not be terminated or modified in the future nor can we assure you that we will be able to develop new relationships.

A portion of our revenues comes from OEM sales that incorporate our storage management software into the OEM hardware solution. We have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle competitors’ products in lieu of our product.

We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship or to continue selling any of our products and can terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our best efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products and adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

We may require additional capital and raising such capital will dilute our shareholders’ ownership interest in us.

We may need to raise additional funds from lenders and/or equity markets. During the second quarter of fiscal 2004, we raised proceeds of approximately $14.3 million, net of approximately $1.4 million in offering costs, through the issuance of 22,000,000 Series A Convertible Preferred Shares at CDN$1.00 per share. However, internally generated funds, when combined with the aforementioned proceeds, may not be sufficient to cover our liquidity requirements, and in that case, we may require additional capital. In the case that we do require additional capital, we cannot assure you that we will be successful in our efforts to arrange additional financing on terms satisfactory to us or at all. If we raise additional capital or arrange for debt financing through mechanisms, which involve additional issuance of our stock, control of the Company may change and shareholders will experience dilution to their equity interests in the Company.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations are creating uncertainty for companies such as ours. These new or changed securities laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving securities laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed securities laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

We may be unable to hire and retain qualified employees.

Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. We need to hire and retain sales, technical, and management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters is located, and the high cost of living in this area makes our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure you that we will be successful in hiring or retaining new personnel.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on our operations.

Foreign Currency

Our revenues result mainly from sales made in United States dollars, British pounds, Euros and Japanese yen. We will continue to incur operating costs mainly in United States dollars, British pounds, and Japanese yen and, to a lesser extent, Euros and Canadian dollars. Thus, our operations are susceptible to fluctuations in currency exchange rates. We do not currently engage in hedging or other activities to reduce exchange rate risk but may do so in the future, if conditions warrant.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(in U.S. dollars)

ASSETS	September 30, 2003	March 31, 2003
	(Unaudited)
Current assets:
Cash and cash equivalents	$17,327	$5,045
Accounts receivable, net of allowance for doubtful accounts of $129 and $87, respectively	5,190	4,822
Other assets	927	850

Total current assets	23,444	10,717
Capital assets, net	2,182	2,239
Goodwill, net	3,982	3,982
Other assets	594	567

Total assets	$30,202	$17,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$883	$865
Accrued liabilities	3,018	3,017
Current portion of deferred revenue	3,532	4,123
Current portion of capital lease obligations	52	97
Current portion of note payable	—	1,652

Total current liabilities	7,485	9,754
Deferred revenue, excluding current portion	916	1,029
Capital lease obligations, excluding current portion	70	45
Other liabilities	—	24

Total liabilities	8,471	10,852

Shareholders’ equity:
Series A convertible preferred stock, no par value, 22,000,000 and zero shares authorized, issued and outstanding, respectively, liquidation preference of $24,390	13,680	—
Share capital, no par value, unlimited shares authorized, 58,852,234 and 58,625,216 shares issued and outstanding, respectively	57,963	57,524
Share capital held by subsidiary	(66)	(66)
Accumulated deficit	(49,336)	(50,036)
Cumulative exchange adjustment	(510)	(769)

Total shareholders’ equity	21,731	6,653

Total liabilities and shareholders’ equity	$30,202	$17,505

APPROVED BY THE BOARD:

(signed)	“KEITH RICKARD”	(signed)	“J.G. (JEFF) LAWSON”
	Director		Director

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(in thousands, except per share and share data)

(in U.S. dollars)

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
Revenues	$6,509	$4,024	$14,223	$7,654
Cost of revenues	683	390	1,479	711

Gross profit	5,826	3,634	12,744	6,943
Operating expenses:
Sales and marketing	3,506	2,893	7,069	6,032
Research and development	1,079	1,343	2,205	2,584
General and administrative (excluding $0, $(70), $0 and $326 related to stock-based compensation)	1,010	1,431	2,500	2,799
Stock-based compensation	—	(70)	—	326

Total operating expenses	5,595	5,597	11,774	11,741

Operating income (loss)	231	(1,963)	970	(4,798)
Interest expense, net	(8)	(32)	(46)	(61)
Foreign exchange loss, net	(18)	(15)	(23)	(6)
Other expense, net	(18)	(1)	(18)	(2)

Income (loss) before income taxes	187	(2,011)	883	(4,867)
Provision for income taxes	55	24	183	46

Net income (loss)	$132	$(2,035)	$700	(4,913)
Accumulated deficit, beginning of period	$(49,468)	$(44,257)	$(50,036)	(41,379)

Accumulated deficit, end of period	$(49,336)	$(46,292)	$(49,336)	$(46,292)

Net income (loss) per common share:
Basic	$—	$(0.04)	$0.01	$(0.10)

Diluted	$—	$(0.04)	$0.01	$(0.10)

Weighted-average common shares outstanding:
Basic	58,529,769	52,139,609	57,699,108	51,203,245

Diluted	78,850,731	52,139,609	68,152,668	51,203,245

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$132	$(2,035)	$700	$(4,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	218	227	428	449
Stock-based compensation	—	(70)	—	326
Changes in assets and liabilities:
Accounts receivable, net	12	(426)	(368)	(562)
Other assets	(82)	73	(104)	(11)
Accounts payable	(212)	(25)	(176)	158
Accrued liabilities	(370)	(43)	(423)	130
Deferred revenue	459	215	(704)	388

Net cash provided by (used in) operating activities	157	(2,084)	(647)	(4,035)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(81)	(130)	(259)	(216)
Proceeds from sale of capital assets	—	2	—	2

Net cash used in investing activities	(81)	(128)	(259)	(214)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of capital lease obligations	(36)	(38)	(90)	(84)
Payments of note payable	(1,652)	—	(1,652)	(187)
Proceeds from issuance of Series A convertible preferred stock, net of offering costs	14,273	—	14,273	—
Proceeds from exercise of options and warrants	428	128	439	1,401

Net cash provided by financing activities	13,013	90	12,970	1,130

Effect of exchange rate changes on cash and cash equivalents	207	(39)	218	146

Net increase (decrease) in cash and cash equivalents	13,296	(2,161)	12,282	(2,973)
Cash and cash equivalents, beginning of period	4,031	4,690	5,045	5,502

Cash and cash equivalents, end of period	$17,327	$2,529	$17,327	$2,529

Cash paid during the period for:
Interest	$71	$6	$79	$25

Income taxes	$39	$—	$80	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activity:
Equipment acquired under capital leases	$—	$89	$70	$89

Deferred financing costs included in accounts payable	$194	$—	$194	$—

Deferred financing costs included in accrued liabilities	$400	$—	$400	$—

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(in U.S. dollars)

(Unaudited)

(1)    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Description of Business

BakBone Software Incorporated (BakBone), a Canadian company, is an international data recovery solution provider that develops and distributes data backup, restore, and disaster recovery software for network storage and open systems environments worldwide. The Company’s corporate headquarters is located in San Diego, California.

(b)  Basis of Presentation

The information as of September 30, 2003 and for the three and six months ended September 30, 2003 and 2002 is unaudited. The consolidated financial statements include the accounts of BakBone and its subsidiaries, collectively referred to as the Company, after elimination of all significant intercompany balances and transactions. In the opinion of management, the unaudited consolidated financial statements included herein reflect all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company as of September 30, 2003 and 2002, and for the three and six months ended September 30, 2003 and 2002. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any future periods or for the full fiscal year. The consolidated interim financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada for preparation of interim financial statements. As the disclosures in these consolidated interim financial statements do not contain all disclosures required by generally accepted accounting principles for annual audited financial statements, they should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the fiscal year ended March 31, 2003.

(c)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)  Reclassification

Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to the current presentation.

(2)    SERIES A CONVERTIBLE PREFERRED FINANCING

In July 2003, the Company closed a preferred share private placement and raised proceeds of $13.7 million, net of approximately $2.0 million in offering costs, through the sale of 22,000,000 shares of its Series A Convertible Preferred Stock at $0.71 per share, or CDN$1.00 per share. Approximately $1.4 million of the offering costs were paid as of September 30, 2003, with the remainder to be paid during the third quarter of fiscal 2003. Each preferred share is convertible at any time, at the option of the shareholder, and in certain

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

circumstances at the option of the Company, into one share of the Company’s common stock. Each preferred share will entitle the shareholder to voting rights on an as-converted basis with the shareholders of common shares. The Company used $1.7 million of the proceeds to retire a term loan. The remainder of the proceeds is being used for working capital and general corporate purposes.

(3)    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (CICA Section 3870), the Company is required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and to all direct awards of stock to employees. The Company will continue to use settlement date accounting to account for employee stock options.

During the six months ended September 30, 2002, the Company recognized $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. The Company issued warrants to the non-employees in connection with services they rendered to the Company. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the six months ended September 30, 2002. No such expense was incurred during the six months ended September 30, 2003.

In addition to the disclosures relating to the Company’s outstanding stock options presented in Note 6 of the audited annual financial statements, CICA Section 3870 requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options and warrants under the fair value method. The Company has elected to disclose pro forma net income (loss) and pro forma net income (loss) per share as if the Company had accounted for its employee stock options and warrants issued since April 1, 2002 under the fair value method. A summary of the pro forma disclosure and the impact on the unaudited consolidated statements of operations is presented in the table below.

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
Net income (loss), as reported	$132	$(2,035)	$700	$(4,913)
Compensation expense related to the fair value of stock options	144	118	503	733

Pro forma net income (loss)	$(12)	$(2,153)	$197	$(5,646)

Net income (loss) per share—basic:
Net income (loss), as reported	$—	$(0.04)	$0.01	$(0.10)

Pro forma net income (loss)	$—	$(0.04)	$0.01	$(0.11)

Net income (loss) per share—diluted:
Net income (loss), as reported	$—	$(0.04)	$0.01	$(0.10)

Pro forma net income (loss)	$—	$(0.04)	$0.01	$(0.11)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of options granted during the three and six months ended September 30, 2003 and 2002 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
Risk-free interest rate	2.76%	3.15%	2.61%	3.72%
Volatility factor	98%	100%	100%	100%
Expected life of the options	5.00	3.92	4.46	2.82
Fair value of options issued	$1.20	$0.80	$0.69	$0.73

The Company has assumed no forfeiture rate; adjustments for actual forfeitures will be made in the period they occur.

(4)    NET INCOME (LOSS) PER COMMON SHARE

The Company calculates net income (loss) per share in accordance with CICA Handbook Section 3500, Earnings Per Share (CICA Section 3500). Under CICA Section 3500, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share reflects the effects of potentially dilutive securities. Weighted-average shares used to compute basic and diluted income (loss) per share are presented below:

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
Weighted-average shares, basic	58,529,769	52,139,609	57,699,108	51,203,245
Dilutive effect of stock options	1,211,456	—	665,167	—
Dilutive effect of warrants	745,300	—	606,290	—
Dilutive effect of contingently issuable shares pursuant to an escrowed shares agreement	232,338	—	116,169	—
Dilutive effect of convertible securities	18,131,868	—	9,065,934	—

Weighted-average shares, diluted	78,850,731	52,139,609	68,152,668	51,203,245

The following instruments were not included in the calculation of diluted net income (loss) per share because the effect of these instruments was anti-dilutive:

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Stock options	568,400	4,174,023	2,406,600	4,174,023
Warrants	—	1,084,334	—	1,084,334
Contingently issuable shares pursuant to an escrowed shares agreement	—	1,761,894	—	1,761,894

Total anti-dilutive instruments	568,400	7,020,251	2,406,600	7,020,251

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)    SEGMENT INFORMATION

Prior to November 2002, the Company’s operating segments were organized on the basis of its products—NetVault and MagnaVault. During the third quarter of fiscal 2003, the Company decided to “end of life” the MagnaVault product line, and as a result, will no longer present segment information by product line.

The following table represents a summary of revenues, capital assets and goodwill by major geographic region:

	Three months ended September 30,		Six months ended September 30,
	2003	2002	2003	2002
Revenues
Licensing:
EMEA	$1,171	$750	$2,269	$1,259
Pacific Rim	2,302	1,533	3,825	2,796
North America	1,721	1,046	5,811	2,333

Total	$5,194	$3,329	$11,905	$6,388

Service:
EMEA	$263	$142	$478	$253
Pacific Rim	294	176	530	310
North America	758	377	1,310	703

Total	$1,315	$695	$2,318	$1,266

Total revenues	$6,509	$4,024	$14,223	$7,654

	EMEA	Pacific Rim	North America	Total
Identifiable assets at September 30, 2003:
Capital assets, net	$458	$270	$1,454	$2,182
Goodwill, net	$907	$—	$3,075	$3,982

Identifiable assets at March 31, 2003:
Capital assets, net	$374	$272	$1,593	$2,239
Goodwill, net	$907	$—	$3,075	$3,982

(6)    COMMITMENTS AND CONTINGENCIES

(a)  Litigation

The Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, based in part on the advice of legal counsel, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)  Employee Benefit Trust

In connection with the Company’s acquisition of NetVault Holdings Ltd. in March 2000 and in an attempt to retain key NetVault Holdings Ltd. employees, 2,100,000 common shares of the Company were placed in an Employee Benefit Trust (EBT) and allocated to certain NetVault Holdings Ltd. employees. The Company incurs a National Insurance Contribution (NIC) liability in the United Kingdom, which is a tax on earned income, whenever an employee removes shares from the EBT. The NIC liability equates to a percentage of the fair value of common shares on the date of removal. Due to the uncertain nature of estimating when shares will be removed from the EBT, NIC liabilities will be recorded when incurred. As of September 30, 2003, 936,834 allocated and unexercised shares remained in the EBT and the NIC liability percentage as of this date was 12.8%.